Exhibit 99.1

MEDIROM MOTHER Labs Expands Deployment of "REMONY®"
Remote Health Monitoring System in JGSDF 8th Division

— Additional Orders Triple Implementation Scale; "MOTHER Bracelet®"
Enables Continuous Safety Monitoring During Extended Training

MEDIROM MOTHER Labs Expands Deployment of "REMONY"
Remote Health Monitoring System in JGSDF 8th Division
Remote Health Monitoring System
Tokyo, Japan – June 25, 2026 – MEDIROM MOTHER Labs Inc. (Headquarters: Minato-ku,
Tokyo; President: Yoshio Uekusa), a subsidiary of MEDIROM Healthcare Technologies
Inc. (Headquarters: Minato-ku, Tokyo; CEO: Kouji Eguchi; NASDAQ: MRM), hereby announces that it has received an additional order from the 8th Division of the
Japan Ground Self-Defense Force (JGSDF) for its remote health monitoring system,
"REMONY®", which utilizes the charge-free smart tracker, "MOTHER Bracelet®."

Against the backdrop of a growing need for heatstroke prevention and health monitoring during prolonged training, the JGSDF highly evaluated the system for its ability to operate continuously without charging, even under harsh training environments. As a result, the scale of deployment has expanded to approximately three times that of the initial implementation.

■Example of the device being worn

■About the Japan Ground Self-Defense Force 8th Division

The Japan Ground Self-Defense Force 8th Division is responsible for the defense of southern Kyushu and disaster relief operations in the region. The division conducts a wide range of training and missions to ensure the safety and security of local communities.

HP: https://www.mod.go.jp/gsdf/wae/8d

■MOTHER Bracelet®︎, Recharge-Free Smart Tracker

MOTHER Bracelet
MOTHER Bracelet®︎ is the world's first* 24/7 recharge-free smart tracker, powered by advanced technology from a Silicon Valley-based tech business that generates electricity from the temperature difference between the body and the surrounding air. As it doesn't require recharging, it eliminates the data loss that can occur when a device is taken off for charging. This single device can record five fundamental health metrics: heart rate, calories burned, body surface temperature, step count, and sleep.

Official Website: https://mother-bracelet.com

※Based on a survey of intellectual property conducted by ESP Research
Institute Co., Ltd. via WIPO, PATENTSCOPE, the Japan Science and Technology Agency,
J-GLOBAL, and J-PlatPat related to recharge-free activity tracker utilizing the Seebeck effect (as of July 3, 2021, based on ESP Research)

■"REMONY®", Remote Health Monitoring System

Remote Health Monitoring System REMONY

"REMONY®", a remote health monitoring system, developed by MOTHER Labs, combines the wrist-worn recharge-free smart tracker MOTHER Bracelet® with a dedicated gateway. The system enables automatic data synchronization and centralized real-time monitoring. Health monitoring with conventional wearables often faces challenges due to data loss during the device recharge period. However, MOTHER Bracelet®

measures user vital data in real-time 24/7 without needing removal for recharging.
As a result, it allows for prompt and early detection of health emergencies and accident prevention with high accuracy. The system is customizable for use in various industries, including elder care, health monitoring for night shift workers, etc.

Features:

- Measurement and display of heart rate, calories burned, body surface temperature, step count and sleep.

- Various alert functions
(fall detection, abnormal heart rate, heatstroke, SOS call, etc.).

- Automatic notification functions linked to alerts.

Company Overview

■ABOUT MEDIROM MOTHER Labs Inc.

MOTHER Labs is a subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)
with a focus on the health-tech sector. The company’s core activities include the “Specific Health Guidance Program” offered through the “Lav” health application and the development and sales of the 24/7 recharge-free MOTHER Bracelet smart tracker. By leveraging the features of the recharge-free MOTHER Bracelet,
MOTHER Labs offers customizable health monitoring solutions across diverse sectors, including caregiving, logistics, manufacturing, etc.

In addition, through the operation of “Re.Ra.Ku PRO,” a running station designed to support the health monitoring of runners, the company provides healthcare services that integrate real-world engagement with technology.

■MEDIROM Healthcare Technologies Inc.

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web: https://medirom.co.jp/en

Contact: ir@medirom.co.jp